U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                   STATEMENT OF CHANGES IN BENFICIAL OWNERSHIP

1.     Name and Address of Reporting Person:
       Dean G. Constantine, 756 Quaking Aspen, Murray, UT 84123

2.     Issuer Name and Ticker or Trading Symbol:
        ZEVEX International, ZVX.

3.     IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Year:
        08/98

5.     If Amendment, Date of Original (Month/Year):

6.     Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director (X) Officer (give title below) (  ) 10% Owner
        (  ) Other (specify below)

Title: President
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TABLE I -- Non-Derivative Securities Beneficially Owned

1. Title of Security    2. Trans-   3. Trans-           4. Securities Acquired (A)         5. Amount      6. Owner-   7. Nature
                           action      action              or Disposed of (D)                 of             ship        of In-
                           Date         Code                                                  Securities     Form        direct
                          (M/D/Y)                                                             Beneficially   Direct      Benefic-
                                                                                              Owned at       (D)or       ial
                                                                                              End of         Indirect    Owner-
                                                           Amount(A)or(D)Price                Month          (I)         ship

---------------------    ------------    ------------    --------------------------------  ------------   ------------   ---------
Common Stock            07/01/98        P                  5,000     A           7.000        257,000      D
Common Stock            07/01/98        P                  150       A           7.392        257,150      I              son
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TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date      7. Title and  8. Price  9. Num-  10. Own-     11.Na-
   Deriv-       sion or    action     action     Derivative    Exer-        and Am-       of        ber of    ership      ture
   ative        Exercise   Date       Code       Securities    cisable      ount of       Deriv-    Deriv-    Form        of In-
   Security     Price of  (M/D/Y)                Acquired      and Ex-      Under-        ative     ative     of De-      direct
                Deriv-                           (A) or Dis-   piration     lying         Secur-    Secur-    rivative    Benef-
                ative                            posed of (D)  Date         Securities    ity       ities     Security:   icial
                Security                                       (M/D/Y)                              Bene-     Direct(D)   Own
                                                             -----------   ------------             ficially  or Indirect ership
                                                             Date   Epir-  Title Amount             Owned     (I)
                                                             Exer-  ation  or Number                at End of
                                                             cisable Date  of shares                Month
-------------  --------- -----------  --------  ------------ ------------  ------------  ------  ----------  ----------  ---------

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